May 5, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Ingersoll-Rand Company Limited
Amendment No. 3 to Registration Statement on Form S-4
Filed May 2, 2008
File No. 333-149537

Ladies and Gentlemen:

On behalf of Ingersoll-Rand Company Limited (“Ingersoll Rand”), we hereby submit for your review Amendment No. 4 to the above-referenced Registration Statement of Ingersoll Rand (“Amendment No. 4”), originally filed with the Commission on March 4, 2008, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 4, which have been marked to show changes made to the Registration Statement as originally filed, as well as four unmarked copies of Amendment No. 4.

Set forth below are Ingersoll Rand’s response to the comment contained in the letter of the Staff of the Commission to Ingersoll Rand, dated May 5, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4, unless otherwise noted.

Recent Development, page 23

1.	We note that you have expanded your Recent Developments section to disclose limited information about Ingersoll Rand’s first quarter 2008 financial information. We also note that you have provided expanded financial information for Ingersoll Rand in an earnings press release under cover of Form 8-K for March 30, 2008. We assume you do not plan to update your Form S-4 prior to effectiveness. If our assumption is correct, please expand your Recent Developments section to include all the GAAP information that has been reported in the above referenced Form 8-K or incorporate the Form 8-K by reference into the document. Revise or advise.

In response to the Staff’s comment, the Form 8-K dated April 30, 2008 has been incorporated by reference in Amendment No. 4.

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Please note that Ingersoll Rand has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

Please call Mario Ponce (212-455-3442) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mario Ponce
Mario Ponce
Patricia Nachtigal, Esq.
Ingersoll-Rand Company Limited

Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Joseph McCann
Securities and Exchange Commission

Angela Crane
Securities and Exchange Commission

Kevin Kuhar
Securities and Exchange Commission